Bitstream Inc. 500 Nickerson Road Marlborough, MA 01752-4695

www.bitstream.com	Phone 617.497.6222
Fax 617.868.0784

August 25, 2010

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Attn:	Patrick Gilmore, Accounting Branch Chief

Michael Johnson, Staff Attorney

Maryse Mills-Apenteng, Special Counsel

RE:	Bitstream Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

File No. 000-21541

Dear Mr. Gilmore:

The following responses address the comment of the reviewing Staff of the Commission as set forth in a comment letter dated August 11, 2010 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Annual Report”) of Bitstream Inc. (the “Company”), as well as our response July 23, 2010 to your prior comment letter dated June 25, 2010. In order to facilitate your review of the company’s response, we have restated each of the Commission’s comments below with the Company’s response to each comment following immediately thereafter.

Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by Reference from Definitive Proxy Statement filed April 28, 2010)

General

1.	We refer to prior comment 2. It does not appear that you have addressed in your response the disclosure requirements of Item 407(c)(2)(vi) of Regulation S-K with respect to whether and how the nominating committee considered diversity.

Further, it does not appear you have addressed Item 407(h) regarding the extent of the board’s role in the risk oversight of the company, such as how the board administers its oversight function and the effect that this has on the board’s leadership structure. Please address these matters in your next response letter. In addition, because you did not include any of the disclosures required by our recent amendments to the proxy rules, you must amend your Form 10-K to provide all required information.

We propose to add the following Risk Oversight paragraph with the Structure discussion of our comment letter response dated July 23, 2010 for the Proxy Statement. We propose to add the additional nomination committee guidelines to the “Nomination of Candidates for Director” discussion of the Proxy statement.

Board Leadership Structure and Role in Risk Oversight

Risk Oversight

Our board of directors has oversight of our risk management program working directly with our senior management, who are responsible for our internal risk management. The Audit Committee has oversight responsibility for our risk identification and prioritization process and our Sarbanes-Oxley Act of 2002 compliance program. The Compensation Committee has oversight of risk considerations with respect to our compensation programs, including working directly with senior management to determine whether such programs improperly encourage management to take risks relating to the business and/or whether risks arising from our compensation programs are reasonably likely to have a material adverse effect on the Company. The Company’s senior management, subject to board oversight, is responsible for ensuring that our risk management program, comprised of strategic, operational, financial and legal risk identification and prioritization, is reflected in the Company’s policies and actions. The Company’s senior management, subject to board oversight, is also responsible for day-to-day risk management and implementation of Company policies, with monitoring and testing of Company-wide policies and procedures overseen by our audit committee. Our board of directors believes that this shared oversight is appropriate for the Company.

The Nominating Committee also considers the following factors when evaluating candidates for director:

1)	How such candidate contributes to the diversity of the board of directors, although Bitstream does not have a formal diversity policy. In considering diversity, Bitstream evaluates differences in viewpoint, professional experience, education, skills and other qualities and attributes.

2)	The degree to which such candidate’s experience strengthens the board of directors’ collective qualifications and skills.

3)	The candidate’s understanding of and experience in the software and technology industries.

4)	The candidate’s leadership experience with public companies.

The Committee seeks and receives recommendations on board candidates from third parties, including security holders, and while recommendations from significant security holders might receive greater initial consideration we generally would seek to apply the same criteria that would be applied in evaluating other candidates to these recommended candidates.

I respectfully request that you review of the additional disclosure provided herewith and if there are no further comments we will then amend our 2009 Form 10-K to include these disclosures, as well as the additional disclosure changes included in our previous response dated July 23, 2010.

The Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing;

-	SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 617-497-6222 if you have any additional comments or questions concerning the Form 10-K for the fiscal year ended December 31, 2009.

Sincerely,

/s/ James P. Dore

James P. Dore

Vice President and Chief Financial Officer

Bitstream Inc.